FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

May 29, 2008

Item 3: News Release:

A news release dated and issued on May 29 , 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Uranium Completes $ 3.71 mil.  Flow-Through Private Placement

Item 5: Full Description of Material Change:

Vancouver, Canada, May 29th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (the “Company”) announces that further to its news release dated April 14th, 2008, the Company is please to announce that it has completed its non-brokered flow-through private placement and has issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of  $ 3,713,704.40.  Each unit consists of one flow-through common share in the capital of the Company and one-half of one non-transferable, share purchase warrant.  Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.

The proceeds of the private placement will be used for exploration of the Company’s uranium projects in Saskatchewan, Manitoba and Alberta.

In connection with this closing, the Company has paid as finder’s fees an aggregate $178,825 in cash, and has issued 441,176 common shares and 345,589 warrants.  Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

All of the securities issued in connection with this private placement are subject to a four month hold period from the closing date.  The first tranche will expire on Sept. 12th, 2008 and the second tranche will expire on Sept. 27th, 2008.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th  day of May 2008.